UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                                    NUTRACEA
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67060N204
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 12, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   67060N204
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WS Capital, L.L.C.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:         1,764,704
                                          --------------------------------------
                                      (6) Shared Voting Power:               0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:    1,764,704
                                          --------------------------------------
                                      (8) Shared Dispositive Power:          0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,764,704
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    2.4%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/OO
--------------------------------------------------------------------------------

* Based on 71,055,559 shares issued and outstanding as of March 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

CUSIP NO.   67060N204
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WS Capital Management, L.P.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:         1,764,704
                                          --------------------------------------
                                      (6) Shared Voting Power:               0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:    1,764,704
                                          --------------------------------------
                                      (8) Shared Dispositive Power:          0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,764,704
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    2.4%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------

* Based on 71,055,559 shares issued and outstanding as of March 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

CUSIP NO.   67060N204
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WSV Management, L.L.C.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:         1,764,706
                                          --------------------------------------
                                      (6) Shared Voting Power:               0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:    1,764,706
                                          --------------------------------------
                                      (8) Shared Dispositive Power:          0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,764,706
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    2.4%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/OO
--------------------------------------------------------------------------------

* Based on 71,055,559 shares issued and outstanding as of March 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

CUSIP NO.   67060N204
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WS Ventures Management, L.P.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:         1,764,706
                                          --------------------------------------
                                      (6) Shared Voting Power:               0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:    1,764,706
                                          --------------------------------------
                                      (8) Shared Dispositive Power:          0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,764,706
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    2.4%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/PN
--------------------------------------------------------------------------------

* Based on 71,055,559 shares issued and outstanding as of March 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

CUSIP NO.   67060N204
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Reid S. Walker
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:         3,529,410
                                          --------------------------------------
                                      (6) Shared Voting Power:               0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:    3,529,410
                                          --------------------------------------
                                      (8) Shared Dispositive Power:          0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    3,529,410
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    4.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/IN
--------------------------------------------------------------------------------

* Based on 71,055,559 shares issued and outstanding as of March 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

CUSIP NO.   67060N204
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                G. Stacy Smith
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:         3,529,410
                                          --------------------------------------
                                      (6) Shared Voting Power:               0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:    3,529,410
                                          --------------------------------------
                                      (8) Shared Dispositive Power:          0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    3,529,410
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    4.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/IN
--------------------------------------------------------------------------------

* Based on 71,055,559 shares issued and outstanding as of March 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

CUSIP NO.   67060N204
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Patrick P. Walker
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:         1,764,706
                                          --------------------------------------
                                      (6) Shared Voting Power:               0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:    1,764,706
                                          --------------------------------------
                                      (8) Shared Dispositive Power:          0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,764,706
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    2.4%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/IN
--------------------------------------------------------------------------------

* Based on 71,055,559 shares issued and outstanding as of March 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

CUSIP NO.   67060N204
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                BC Advisors, LLC
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:         1,964,704
                                          --------------------------------------
                                      (6) Shared Voting Power:               0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:    1,964,704
                                          --------------------------------------
                                      (8) Shared Dispositive Power:          0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,964,704
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    2.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/CO
--------------------------------------------------------------------------------

* Based on 71,055,559 shares issued and outstanding as of March 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

CUSIP NO.   67060N204
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                SRB Management, L.P.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:         1,964,704
                                          --------------------------------------
                                      (6) Shared Voting Power:               0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:    1,964,704
                                          --------------------------------------
                                      (8) Shared Dispositive Power:          0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,964,704
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    2.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------

* Based on 71,055,559 shares issued and outstanding as of March 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

CUSIP NO.   67060N204
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Steven R. Becker
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:         1,964,704
                                          --------------------------------------
                                      (6) Shared Voting Power:               0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:    1,964,704
                                          --------------------------------------
                                      (8) Shared Dispositive Power:          0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,964,704
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    2.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/IN
--------------------------------------------------------------------------------

* Based on 71,055,559 shares issued and outstanding as of March 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2006.

          This Schedule 13G relates to the common stock ("Common Stock") of NutraCea acquired by (i) WS Capital, L.L.C., a Texas limited liability company ("WS Capital"), for the account of (1) Walker Smith Capital, L.P., a Texas limited partnership ("WSC"), (2) Walker Smith Capital (Q.P.), L.P., a Texas limited partnership ("WSCQP"), (3) Walker Smith International Fund, Ltd., a British Virgin Islands exempted company ("WS International"), and (4) HHMI Investments, L.P., a Delaware limited partnership ("HHMI"), (ii) WSV Management, L.L.C., a Texas limited liability company ("WSV"), for the account of (1) WS Opportunity Fund, L.P., a Texas limited partnership ("WSO"), (2) WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership ("WSOQP"), and (3) WS Opportunity Fund International, Ltd., a Cayman Islands exempted company ("WSO International") and (iii) BC Advisors, LLC, a Texas limited liability company ("BCA"), for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership ("SRBGC"), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership ("SRBQP"), and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership ("SRB Offshore"). WS Capital is the general partner of WS Capital Management, L.P., a Texas limited partnership ("WSC Management"), which is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WSV is the general partner of WS Ventures Management, L.P., a Texas limited partnership ("WSVM"), which is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. BCA is the general partner of SRB Management, L.P., a Texas limited partnership ("SRB Management"), which is the general partner of SRBGC, SRBQP and SRB Offshore. Steven
          R. Becker is the sole principal of BCA. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker and G. Stacy Smith on investment strategies from time to time. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.


Item 1(a).  Name Of Issuer:   NutraCea


Item 1(b).  Address of Issuer's Principal Executive Offices:
            1261 Hawk's Flight Court
            El Dorado Hills, California 95762


Item 2(a).  Name of Person Filing:

            See Item 1 of each cover page.


Item 2(b).  Address of Principal Business Office or, if none, Residence:
            300 Crescent Court, Suite 1111
            Dallas, Texas  75201

Item 2(c).  Citizenship:  See Item 4 of each cover page.

Item 2(d).  Title of Class of Securities:   Common stock, no par value

Item 2(e).  CUSIP No.:   67060N204


Item 3.     Not Applicable

Item 4.  Ownership:

         (a)   Amount Beneficially Owned:

               Reid S. Walker and G. Stacy Smith are the beneficial owners of 3,529,410 shares of Common Stock, which includes (i) 1,000 shares of Series C Convertible Preferred Stock, no par value (the "Series C Preferred Stock"), convertible into approximately 1,176,469 shares of Common Stock, subject to certain adjustments, beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International and HHMI, (ii) warrants exercisable for approximately 588,235 shares of Common Stock beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International and HHMI, (iii) 1,000 shares of Series C Preferred Stock, convertible into approximately 1,176,470 shares of Common Stock, subject to certain adjustments, beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP, WSO International and (iv) warrants exercisable for approximately 588,236 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP, WSO International. The Series C Preferred Stock is subject to an issuance limitation whereby the holder of the Series C Preferred Stock does not have the right to convert any portion of the Series C Preferred Stock to the extent that after giving effect to such conversion, the holder (together with the holder's affiliates) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion.

               Patrick P. Walker is the beneficial owner of approximately 1,764,706 shares of Common Stock, reflecting (i) 1,000 shares of Series C Preferred Stock, convertible into approximately 1,176,470 shares of Common Stock, subject to certain adjustments, beneficially owned by WSV and WSVM for the accounts of WSO,
               WSOQP, WSO International and (ii) warrants exercisable for approximately 588,236 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP, WSO International.

               WS Capital and WSC Management are the beneficial owners of approximately 1,764,704 shares of Common Stock beneficially owned for the accounts of WSC, WSCQP, WS International and HHMI.

               WSV and WSVM are the beneficial owners of 1,764,706 shares of Common Stock beneficially owned for the accounts of WSO, WSOQP and WSO International.

               Steven R. Becker is the beneficial owner of 1,964,704 shares of Common Stock which includes (i) 1,000 shares of Series C Preferred Stock, no par value, convertible into approximately 1,176,469 shares of Common Stock, subject to certain adjustments,
               (ii) warrants  exercisable  for  approximately  588,235 shares of

               Common Stock and (iii) warrants exercisable for 200,000 shares of Common Stock beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore.

               BCA and SRB Management are the beneficial owners of 1,964,704 shares of Common Stock beneficially owned for the accounts of SRBGC, SRBQP and SRB Offshore.


         (b)    Percent of Class:   See Item 11 of each cover page.

         (c)    Number of Shares as to which such person has:

                 (i)  sole power to vote or to direct the vote:
                      See Item 5 of each cover page.

                 (ii) shared power to vote or to direct the vote:
                      See Item 6 of each cover page.

                (iii) sole power to dispose or to direct the disposition of:
                      See Item 7 of each cover page.

                 (iv) shared power to dispose or to direct the disposition of:
                      See Item 8 of each cover page.



Item 5.  Ownership of Five Percent or Less of a Class:  Not applicable.


Item 6. Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.


Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Securities:

          WSC Management is an investment adviser registered with the Securities and Exchange Commission and, as such, has beneficial ownership of the securities held by its clients, WSC, WSCQP, WS International and HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the sole principals of WS Capital, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSC Management's clients.

          WSV is an investment adviser registered with the Securities and Exchange Commission and is the general partner of WSVM and, as such, has beneficial ownership of the securities held by its clients, WSO, WSOQP and WSO International. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the sole principals of WSV, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSV's clients.

          SRB Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, SRBGC, SRBQP and SRB Offshore. BCA is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA, and therefore exercises investment discretion and control with respect to the shares of Common Stock beneficially owned by SRB Management's clients.

Item 8. Identification and Classification of Members of the Group: Not applicable.


Item 9.  Notice of Dissolution of Group:  Not applicable.


Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                May 25, 2006


                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WSV MANAGEMENT, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS VENTURES MANAGEMENT, L.P.

                                By:  WSV Management, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member

                                        /s/ Reid S. Walker
                                       -----------------------------------------
                                        REID S. WALKER



                                        /s/ G. Stacy Smith
                                       -----------------------------------------
                                        G. STACY SMITH



                                        /s/ Patrick P. Walker
                                       -----------------------------------------
                                        PATRICK P. WALKER


                                BC ADVISORS, LLC

                                By: /s/ Steven R. Becker
                                   ---------------------------------------------
                                    Steven R. Becker, Member


                                SRB MANAGEMENT, L.P.

                                By:  BC Advisors, LLC, its general partner

                                By: /s/ Steven R. Becker
                                   ---------------------------------------------
                                    Steven R. Becker, Member



                                        /s/ Steven R. Becker
                                       -----------------------------------------
                                        STEVEN R. BECKER


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of NutraCea and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of May 25, 2006.


                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WSV MANAGEMENT, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS VENTURES MANAGEMENT, L.P.

                                By:  WSV Management, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member

                                        /s/ Reid S. Walker
                                       -----------------------------------------
                                        REID S. WALKER



                                        /s/ G. Stacy Smith
                                       -----------------------------------------
                                        G. STACY SMITH



                                        /s/ Patrick P. Walker
                                       -----------------------------------------
                                        PATRICK P. WALKER



                                      BC Advisors, LLC

                                      By: /s/ Steven R. Becker
                                         ---------------------------------------
                                         Steven R. Becker, Member



                                      SRB MANAGEMENT, L.P.

                                      By:  BC Advisors, LLC, its general partner

                                      By: /s/ Steven R. Becker
                                         ---------------------------------------
                                          Steven R. Becker, Member



                                        /s/ Steven R. Becker
                                       -----------------------------------------
                                        STEVEN R. BECKER